PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 3, 1995)
[BARNETT LOGO]                  $200,000,000
                              BARNETT BANKS, INC.
                      FLOATING RATE SENIOR NOTES DUE 1998
                               -----------------

        INTEREST PAYABLE QUARTERLY ON THE INTEREST PAYMENT DATE IN EACH
                FEBRUARY, MAY, AUGUST AND NOVEMBER OF EACH YEAR
                              -------------------

THE NOTES MAY NOT BE REDEEMED BY BARNETT BANKS, INC. (THE "CORPORATION") PRIOR TO MATURITY AND WILL NOT BE SUBJECT TO ANY SINKING FUND. THE NOTES WILL BEAR
   INTEREST FROM THE DATE OF ISSUANCE TO, BUT EXCLUDING, MAY 28, 1996 AT 5.29% AND THEREAFTER AT THE LIBOR RATE (AS DEFINED HEREIN) PLUS .04%.
     INTEREST ON THE NOTES WILL BE PAYABLE QUARTERLY ON THE INTEREST PAYMENT DATE IN EACH FEBRUARY, MAY, AUGUST AND NOVEMBER OF EACH YEAR
       COMMENCING MAY  28,  1996.  SEE "CERTAIN  TERMS  OF  THE  NOTES"
         HEREIN. THE NOTES WILL BE REPRESENTED BY A GLOBAL NOTE REGISTERED IN THE NAME OF THE NOMINEE OF THE DEPOSITORY
           TRUST  COMPANY (THE "DEPOSITARY"). BENEFICIAL INTERESTS IN
           THE GLOBAL NOTE WILL BE SHOWN ON, AND TRANSFERS THEREOF
              WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY
              THE    DEPOSITARY AND ITS  PARTICIPANTS. NOTES  IN
                      DEFINITIVE FORM WILL NOT BE ISSUED.

                            ------------------------

    THE NOTES ARE UNSECURED, ARE NOT OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION. PAYMENT OF THE PRINCIPAL OF THE NOTES MAY BE ACCELERATED ONLY IN THE CASE OF CERTAIN EVENTS INVOLVING THE BANKRUPTCY, INSOLVENCY OR REORGANIZATION OF THE CORPORATION. THERE IS NO RIGHT OF ACCELERATION IN THE CASE OF A DEFAULT IN THE PERFORMANCE OF ANY COVENANT OF THE CORPORATION, INCLUDING THE PAYMENT OF PRINCIPAL OR INTEREST. SEE "DESCRIPTION OF DEBT SECURITIES -- SENIOR SECURITIES" IN THE ACCOMPANYING PROSPECTUS.
                              -------------------

THESE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES  AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY  OF THIS PROSPECTUS  SUPPLEMENT OR THE  ACCOMPANYING
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

    THE UNDERWRITER HAS AGREED TO PURCHASE THE NOTES FROM THE CORPORATION AT 99.92624% OF THEIR PRINCIPAL AMOUNT ($199,852,480 AGGREGATE PROCEEDS TO THE CORPORATION, BEFORE DEDUCTING EXPENSES PAYABLE BY THE CORPORATION ESTIMATED AT $30,000), SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE TERMS AGREEMENT.

    THE UNDERWRITER PROPOSES TO OFFER THE NOTES FROM TIME TO TIME FOR SALE IN ONE OR MORE NEGOTIATED TRANSACTIONS, OR OTHERWISE, AT MARKET PRICES PREVAILING AT THE TIME OF SALE, AT PRICES RELATED TO SUCH PREVAILING MARKET PRICES OR AT NEGOTIATED PRICES. FOR FURTHER INFORMATION WITH RESPECT TO THE PLAN OF DISTRIBUTION AND ANY DISCOUNTS, COMMISSIONS, OR PROFITS ON RESALE THAT MAY BE DEEMED UNDERWRITING DISCOUNTS OR COMMISSIONS, SEE "THE UNDERWRITER" HEREIN.

                              -------------------

    THE NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITER AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SIMPSON THACHER & BARTLETT, COUNSEL FOR THE UNDERWRITER. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE ON OR ABOUT FEBRUARY 27, 1996 THROUGH THE BOOK-ENTRY FACILITIES OF THE DEPOSITARY AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                              -------------------

                              MORGAN STANLEY & CO.
                                  INCORPORATED
FEBRUARY 22, 1996

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    NO PERSON HAS BEEN AUTHORIZED BY THE CORPORATION OR BY THE UNDERWRITER OR ANY DEALER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS
SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                PROSPECTUS SUPPLEMENT                                      PAGE
                                                                                           -----
Use of Proceeds.......................................................................         S-3
Consolidated Ratios of Earnings to Fixed Charges......................................         S-3
Certain Terms of the Notes............................................................         S-3
The Underwriter.......................................................................         S-5


                                      PROSPECTUS
Available Information.................................................................           2
Incorporation of Certain Information by Reference.....................................           2
The Corporation.......................................................................           3
Consolidated Ratios of Earnings to Fixed Charges and Combined Fixed Charges and
 Preferred Stock Dividend Requirements................................................           3
Use of Proceeds.......................................................................           4
Regulatory Matters....................................................................           4
Description of Debt Securities........................................................           8
Description of Preferred Stock........................................................          22
Description of Capital Stock..........................................................          24
Plan of Distribution..................................................................          29
Legal Opinions........................................................................          30
Experts...............................................................................          30

                                USE OF PROCEEDS

    The Corporation intends to use the net proceeds from the sale of the Notes for general corporate purposes, including the repurchase of common equity of the Corporation.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    For the three months and year ended December 31, 1995, the consolidated ratios of earnings to fixed charges of the Corporation, computed as set forth below, were as follows:

                                                         THREE MONTHS ENDED       YEAR ENDED
                                                          DECEMBER 31, 1995    DECEMBER 31, 1995
                                                         -------------------  -------------------
Earnings to Fixed Charges:
  Excluding Interest on Deposits.......................            4.24                 4.18
  Including Interest on Deposits.......................            1.68                 1.66

    For purposes of computing the ratios of earnings to fixed charges, earnings represent net income plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest expense (except interest paid on deposits), capitalized interest, and the interest factor included in rents. Fixed charges, including interest on deposits, represent all interest expense, capitalized interest, and the interest factor included in rents.

                           CERTAIN TERMS OF THE NOTES

    THE FOLLOWING DESCRIPTION OF PARTICULAR TERMS OF THE NOTES OFFERED HEREBY SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND CONDITIONS OF DEBT SECURITIES SET FORTH UNDER THE HEADING "DESCRIPTION OF DEBT SECURITIES" IN THE PROSPECTUS TO WHICH REFERENCE IS HEREBY MADE. CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS SPECIFIED IN THE PROSPECTUS, THE SENIOR INDENTURE AND THE NOTES.

GENERAL

    The Notes are to be issued under an Indenture, dated as of March 16, 1995 (the "Senior Indenture"), between the Corporation and The First National Bank of Chicago, as Trustee (the "Senior Debt Trustee"). The Notes will mature on February 27, 1998 and are limited to $200,000,000 aggregate principal amount.

    Interest on the Notes will be payable quarterly on each February 27, May 27, August 27 and November 27 during the term of the Notes, commencing May 28, 1996 (each, an "Interest Payment Date"), to the holders of record at the close of business on the fifteenth calendar day next preceding such Interest Payment Date. The rate of interest on the Notes will be reset on each Interest Payment Date (an "Interest Reset Date"). If any Interest Payment Date or Interest Reset Date would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date or Interest Reset Date shall be postponed to the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date or Interest Reset Date shall be the next preceding Business Day. The interest determination date with respect to each Interest Reset Date will be the second London Banking Day (as defined below) preceding such Interest Reset Date (the "Interest Determination Date"). The calculation agent for the Notes shall be The First National Bank of Chicago (the "Calculation Agent"). Upon the request of a holder of any Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date. The Calculation Agent's determination of the interest rate on the Notes shall be final and binding on the Corporation and the holders of the Notes in the absence of manifest error.

    "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York and in the City of London. "London Banking Day" shall mean any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

    The Notes will bear interest from February 27, 1996, or from the most recent Interest Payment Date to which interest has been paid, at the rate determined by reference to the Libor Rate (as defined below), plus .04%. The interest rate applicable to the Notes from the original issue date of the Notes to, but excluding, the initial Interest Reset Date shall be 5.29%. The "Libor Rate" with respect to each Interest Determination Date shall mean the rate for deposits in U.S. Dollars having an index maturity of three months (the "Index Maturity") which appears on Telerate Page 3750 (as defined below), as of 11:00 a.m., London Time, on such Interest Determination Date, as determined by the Calculation Agent. If on any Interest Determination Date the rate for deposits in U.S. Dollars having the Index Maturity does not appear on Telerate Page 3750 as specified above, the Libor Rate will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by four major banks in the London interbank market selected by the Calculation Agent at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having the Index Maturity and in a principal amount equal to an amount that is representative for a single transaction in such market at such time. The Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, the rate in respect of such Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, the Libor Rate in respect of such Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in the City of New York, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on such Interest Determination Date for loans in U.S. dollars to leading European banks, having the Index Maturity and in a principal amount equal to an amount that is representative for a single transaction in such market at such time; PROVIDED, HOWEVER, that if the banks selected as aforesaid by the Calculation Agent are not quoting as described in this sentence, the Libor Rate for the applicable Interest Reset Date will be the same as the Libor Rate for the immediately preceding Interest Reset Date (or, if there was no such Interest Reset Date, the rate of interest shall be the initial interest rate).

    "Telerate Page 3750" means the display page designated as page 3750 on the Dow Jones Telerate Service (or such other page as may replace page 3750 on that service for the purpose of displaying London interbank offered rates).

    Accrued interest shall be calculated by multiplying the principal amount of the Notes by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each such day is computed by dividing the interest rate applicable to such day by 360.

    The interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date. The interest rate applicable to any other day is the interest rate from the immediately preceding Interest Reset Date (or, if none, the initial interest rate).

    All percentages used in or resulting from any calculation of the rate of interest on the Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward, and all dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent, with one-half cent rounded upward.

    The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States laws of general application.

    The Notes will be issued in denominations of $1,000 and integral multiples thereof and will be denominated in U.S. dollars.

    The Notes are not redeemable by the Corporation, in whole or in part, prior to their maturity.

    The Notes will be unsecured obligations of the Corporation which will rank pari passu with all other outstanding Senior Indebtedness of the Corporation. The Senior Indenture does not place any limit on the Corporation's ability to issue Senior Indebtedness. Payment of the principal of the Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of Debt Securities -- Senior Securities" in the accompanying Prospectus.

BOOK ENTRY NOTES

    The Notes will be issued in the form of a fully registered Global Note (the "Global Note") which will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary's nominee. Except as set forth in the accompanying Prospectus, the Global Note may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

    The Depositary has advised as follows: it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York
Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of Participants. Participants include securities brokers and dealers (including the Underwriter), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or Indirect Participants.

    The Depositary advises that pursuant to procedures established by it (i) upon issuance of the Notes by the Corporation, the Depositary will credit the accounts of Participants designated by the Underwriter with the principal amount of the Notes purchased by the Underwriter, and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary, the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Note is limited to such extent.

                                THE UNDERWRITER

    Subject to the terms and conditions set forth in the Terms Agreement referred to below, Morgan Stanley & Co. Incorporated (the "Underwriter") has agreed to purchase from the Corporation, and the Corporation has agreed to sell to the Underwriter, $200,000,000 principal amount of the Notes.

    The Terms Agreement relating to the Notes, which incorporates therein the provisions of the Underwriting Agreement by reference, provides that the obligations of the Underwriter are subject to certain conditions precedent.

    The distribution of the Notes by the Underwriter is being effectuated from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of each sale. In connection with the sale of any Notes, the Underwriter may be deemed to have received compensation from the Corporation equal to the difference between the amount received by the Underwriter upon the sale of such Notes and the price at which the Underwriter purchased such Notes from the Corporation. In addition, the Underwriter may sell Notes to or through certain dealers, and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or any purchasers of Notes for whom it may act as agent (which compensation may be in excess of customary commissions). The Underwriter may also receive compensation from the purchasers of Notes for whom it may act as agent.

    The Corporation has agreed to indemnify the Underwriter against, or make contributions to the Underwriter with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Underwriter and affiliates of the Underwriter in the ordinary course of business engage in transactions with and perform services for the Corporation which may include, among other things, normal investment banking transactions and services.